FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

January 2, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"JANUARY 2-04"	NR:04-01

LUMINA COPPER  2003 REVIEW OF ACTIVITIES

VANCOUVER, BRITISH COLUMBIA--Lumina Copper Corp. is pleased to report on its progress during 2003 to fulfill its business plan and become a major copper exploration and development company.

Lumina became a public company on May 29, 2003.  During the year, Lumina’s main activity was to continue its aggressive program (commenced in 2002) to acquire major copper resources in mining friendly countries.  In 2002, Lumina’s private predecessor company acquired or reached agreement in respect of four copper properties, each containing large defined copper resources – the Casino, Hushamu, Redstone properties in Canada, and the Taca Taca property in Argentina. During 2003, Lumina acquired interests in seven more copper properties, each containing significant copper resources – the OK property in British Columbia, the San Jorge property in Argentina, the Galeno and Pashpap properties in Peru and the Regalito, Vizcachitas and Relincho properties in Chile. Common aspects of each property acquisition are: (1) rights to 100% interests (except for the Vizcachitas property); (2) large previously defined copper resources; (3) no significant exploration or development commitments; (4) no known “fatal flaws” to mining development; and (5) very low holding costs. Lumina’s properties have all experienced extensive exploration, and some have undergone scoping or pre-feasibility studies for commercial development. Summaries of all properties may be found at Lumina’s website www.luminacopper.com, and further details may be found by accessing the independent technical studies for each property filed in the company’s SEDAR filings.

In addition to its active copper property acquisitions program, Lumina also improved its financial condition and strengthened its management team during the year. At December 31, 2003, Lumina had approximately $3.3 million in working capital. These amounts will increase by $8.07 million ($10.625 million if the greenshoe option is fully exercised) on January 8th when the company’s private placement of 1.9 to 2.5 million units at $4.25 each, as announced on December 8th, closes.

Lumina’s mission is to give its shareholders the best possible leverage to higher copper prices. Its acquisitions in 2003 have significantly advanced this mission. During 2003, especially late in the year, the copper price surged from a low of $0.70 per pound to over $1.04 per pound, due to supply tightness and very strong demand, particularly from China. Many analysts see these conditions persisting during 2004.

In 2004, Lumina will continue to selectively acquire large defined copper resources internationally, and will also advance its existing properties by carrying out exploration programs, engineering studies, and updated financial evaluations with respect to their commercial development. Several of Lumina’s properties are now undergoing evaluation by third parties. On the corporate front, Lumina has applied for a listing on the AMEX exchange to give its shareholders, particularly those resident in the USA, greater liquidity.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM

Mr. Anthony Floyd, Lumina’s President, said, “Lumina had an outstanding inaugural year in 2003. We are entering a very exciting period for the company and for the copper industry in general. With rising copper prices, robust demand, and shrinking supply from existing producers, Lumina and its shareholders are very well positioned now to benefit from the development of our properties into the copper producers of the future.”

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, Vice President Corporate Relations
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041